SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

AMENDMENT NO. 2 TO
SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Register.com, Inc.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

COMMON STOCK, $0.0001 PAR VALUE PER SHARE
WARRANTS TO PURCHASE COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

75914G-10-1

(CUSIP Number of Class of Securities)

Roni Jacobson, Esq.
Secretary and General Counsel
Register.com, Inc.
575 Eighth Avenue, 8th Floor
New York, New York 10018
(212) 798-9100

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Daniel A. Neff, Esq.	Scott L. Kaufman, Esq.
Trevor S. Norwitz, Esq.	Kronish Lieb Weiner & Hellman LLP
Wachtell, Lipton, Rosen & Katz	1114 Avenue of the Americas
51 West 52nd Street	New York, New York 10036
New York, New York 10019	(212) 479-6000
(212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$120,000,000	$24,000

(1)	Calculated solely for purposes of estimating the filing fee. This amount is based upon the purchase of an aggregate of $120,000,000 of shares of common stock and warrants to purchase common stock. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.
(2)	Previously paid.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ________________________________________________________

Form or Registration No.: ______________________________________________________

Filing Party: __________________________________________________________________

Date Filed: __________________________________________________________________

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

third-party tender offer subject to Rule 14d-1.

issuer tender offer subject to Rule 13e-4.

going-private transaction subject to Rule 13e-3.

amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

SCHEDULE TO

This Amendment No. 2 ("Amendment No. 2") to Tender Offer Statement on Schedule TO is filed by Register.com, Inc., a Delaware corporation ("Register.com" or the "Company"), in connection with its offer to purchase an aggregate of up to $120 million of its securities comprised of (i) up to $113,730,705 worth of shares of its common stock, $0.0001 par value per share, including the associated preferred stock purchase rights issued under the Rights Agreement, dated as of October 28, 2002, between Register.com and American Stock Transfer & Trust Company, as Rights Agent, and (ii) up to $6,269,295 worth of warrants to purchase shares of its common stock, $0.0001 par value per share, at a price of $6.35 per share and $6.35 per warrant (less the applicable warrant exercise price per warrant), respectively, net to the seller in cash, without interest. For this purpose of calculating the worth of shares and warrants, the Company is valuing shares (including shares underlying warrants) at $6.35 per share. Register.com's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 5, 2003, as amended by (i) the Amended and Restated Offer to Purchase, dated August 13, 2003 and (ii) this Amendment No. 2 (as amended, the "Offer to Purchase" or the "Offer") and in the related Letter of Transmittal, as amended (the "Letter of Transmittal"), which together, as they may be amended or supplemented from time to time, constitute the Offer. This Amendment No. 2 is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.

Item 3.    Indentity and Background of Filing Person.

The business address of Ms. Roni Jacobson, who was appointed as the Company's Secretary and General Counsel as of August 15, 2003, is c/o Register.com, Inc., 575 Eighth Avenue, 8th Floor, New York, New York 10018 and her business telephone number is (212) 798-9100.

Item 4.    Terms of the Transaction.

(a) (1)	The information set forth in the Amended and Restated Offer to Purchase in Section 2 ("Background and Purpose of the Offer; Material Effects of the Offer"), is hereby amended and supplemented with the following:

"On August 15, 2003, we were contacted by a company with which we have recently held preliminary discussions regarding a potential strategic acquisition by us, inquiring whether we had an interest in pursuing such a transaction at this time. A transaction with this party would substantially increase the scale of our business, would likely require us to obtain additional equity and/or debt financing and could entail significant risks the assessment of which would require substantial due diligence. After the completion of the Offer, as we continue to evaluate any and all opportunities for enhancing shareholder value and the risks associated with them, we may explore the possibility of pursuing such a transaction, although we cannot assure you that future discussions with such party would even be possible, that any potential business combination would be viable or that we could reach acceptable transaction and/or financing terms."

(b)	The information set forth in the Amended and Restated Offer to Purchase in Section 10 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares") is hereby amended and supplemented as follows:

"As of August 15, 2003 Roni Jacobson was appointed Secretary and General Counsel and, thereby, became an executive officer of the Company. Ms. Jacobson beneficially owns 62,058 shares of common stock, including currently exercisable options to purchase 59,762 shares at a weighted average price of approximately $10.16 per share. Ms. Jacobson has indicated that she intends to tender any of the all of shares beneficially owned by her in the Offer other than the currently exercisable options to purchase 59,762 shares."

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

(a)    The information set forth in the Amended and Restated Offer to Purchase in Section 2 ("Background and Purpose of the Offer; Material Effects of the Offer") and Section 10 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares"), in each case, as amended and supplemented hereby, is incorporated herein by reference.

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Item 6.    Purposes of the Transaction and Plans or Proposals.

(a)-(c)	The information set forth in the Amended and Restated Offer to Purchase in Section 2 ("Background and Purpose of the Offer; Material Effects of the Offer"), as amended and supplemented hereby, is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

(a)-(b)	The information set forth in the Amended and Restated Offer to Purchase in Section 10 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares"), as amended and supplemented hereby, is incorporated herein by reference.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 20, 2003	REGISTER.COM, INC.

	By:	/s/ Peter A. Forman
	Name:	Peter A. Forman
	Title:	Chief Executive Officer

	By:	/s/ Jonathan Stern
	Name:	Jonathan Stern
	Title:	Chief Financial Officer

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